PROSPECTUS SUPPLEMENT NO. 4	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated August 8, 2024)	Registration No. 333-280973

Up to 30,450,000 Shares of Common Stock

This prospectus supplement supplements the prospectus, dated August 8, 2024 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280973). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The prospectus and this prospectus supplement relate to the potential offer and sale of up to 30,450,000 shares of our common stock, par value $0.0001 per share (the “common stock”), by White Lion Capital, LLC (“White Lion” or the “Selling Securityholder”).

The shares of common stock to which the prospectus and this prospectus supplement relate may be issued to White Lion pursuant to the Common Stock Purchase Agreement dated July 16, 2024 between us and White Lion, as amended by Amendment No. 1 to the Common Stock Purchase Agreement dated July 24, 2024 (as amended, the “White Lion Purchase Agreement”), establishing an equity line of credit. Such shares of our common stock include (a) up to 30,000,000 shares of common stock that we may elect, in our sole discretion, to issue and sell to White Lion from time to time during the White Lion Commitment Period (as defined below) under the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share) and (b) up to 450,000 shares of common stock (the “Commitment Shares”) issuable to White Lion as consideration for it entering into the White Lion Purchase Agreement (assuming the shares to be issued are sold at a price of $1.00 per share). See “The White Lion Transaction” below for a description of the White Lion Purchase Agreement and “Selling Securityholder” for additional information regarding White Lion.

The actual number of shares of our common stock issuable to White Lion will vary depending on the then-current market price of shares of our common stock sold to the Selling Securityholder under the White Lion Purchase Agreements and are subject to the further limitations set forth in the White Lion Purchase Agreement.

We are not selling any securities under the prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Securityholder. Additionally, we will not receive any proceeds from the issuance or sale of the Commitment Shares. However, we may receive proceeds of up to $30.0 million from the sale of our common stock to the Selling Securityholder pursuant to the White Lion Purchase Agreement after the date of the prospectus.  The actual proceeds from White Lion may be less than this amount depending on the number of shares of our common stock sold and the price at which the shares of our common stock are sold.

The Selling Securityholder may sell or otherwise dispose of the shares of common stock described in the prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Securityholder may sell or otherwise dispose of the shares of common stock being registered pursuant to the prospectus. The Selling Securityholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

The Selling Securityholder will pay all brokerage fees and commissions and similar expenses attributable to the sales of its common stock. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the shares of common stock offered hereby, including legal and accounting fees. See “Plan of Distribution.”

Our common stock and Public Warrants are listed on The Nasdaq Stock Market under the symbols “CSLR” and “CSLRW,” respectively. On September 11, 2024, the last reported sales price of our common stock was $1.90 per share and the last reported sales price of our Public Warrants was $0.1004 per Public Warrant.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus or the prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated September 12, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2024

Complete Solaria, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	CSLR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	CSLRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On September 8, 2024 and September 11, 2024, Complete Solaria, Inc. (the “Company”) entered into Note Purchase Agreements (the “Note Purchase Agreements”) with various investors relating to the private offering of the Company’s 7.00% Convertible Senior Notes due 2029 (the “Notes). The Note Purchase Agreements provide for the issuance of an aggregate principal amount of $52,500,000 Notes, which includes $8,000,000 principal amount of Notes (the “Affiliate Notes”) issuable to an entity affiliated with Thurman John “T.J.” Rodgers, the Company’s Chief Executive Officer (the “Affiliated Investor”). The Company will issue the Notes pursuant to the form of Indenture included as an exhibit to the Note Purchase Agreements (the “Indenture”), to be entered into between the Company and U.S. Bank Trust Company, National Association, as trustee. $32,500,000 principal amount of the Notes will be issued on the third trading day on which the conditions set forth in the Note Purchase Agreements are satisfied. Of the remaining Notes issuable pursuant to the Note Purchase Agreements (the “Remaining Notes”), $5,000,000 principal amount of the Remaining Notes will be issuable in connection with, and subject to, the closing of the transactions under the Asset Purchase Agreement, dated August 5, 2024, among the Company, as purchaser, and SunPower and certain of its subsidiaries, as sellers (the “Asset Purchase Agreement”), and one investor is obligated to purchase $14,000,000 principal amount of the Remaining Notes on or before December 31, 2024.

The foregoing summary of the Note Purchase Agreements is qualified in its entirety by reference to the form of Note Purchase Agreement attached as Exhibit 10.1 to this Current Report on Form 8-K, and such Exhibit 10.1 is incorporated herein by reference.

The Notes are general unsecured obligations of the Company and will mature on September 15, 2029, unless earlier converted, redeemed, or repurchased. Interest on the Notes will accrue at a rate of 7.00% per year from the first issuance date of the Notes and will be payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2025. On or after the first anniversary of the first issuance date of the Notes, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Notes may convert all or any portion of their Notes at any time, in integral multiples of $1,000 principal amount, at the option of the holder. Upon conversion, the Company may satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of common stock, $0.0001 par value per share, of the Company (the “Common Stock”) or a combination of cash and shares of Common Stock, at the Company’s election, in the manner and subject to the terms, conditions and limitations provided in the Indenture.

The conversion rate for the Notes will initially be 467.8363 shares of Common Stock per $1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately $2.14 per share of Common Stock. The initial conversion price of the Notes represents a premium of approximately 25% above the last reported sale price of the Common Stock on The Nasdaq Global Select Market on September 6, 2024. The conversion rate for the Notes is subject to adjustment from time to time in accordance with the terms of the Indenture. In addition, upon a conversion of the Notes following the first anniversary of the first issuance date of the Notes, following certain corporate events that occur prior to the maturity date of the Notes or if the Company delivers a notice of redemption in respect of the Notes, the Company will, under certain circumstances, increase the conversion rate of the Notes for a holder who elects to convert its Notes following the first anniversary of the first issuance date of the Notes, in connection with such a corporate event that occurs prior to the maturity date, or if the Company delivers a notice of redemption in respect of the Notes.

If the Company does not consummate the transactions under the Asset Purchase Agreement on or before the outside date specified in the Asset Purchase Agreement (the “APA Outside Date”), and the Asset Purchase Agreement is terminated in accordance with its terms, the Company shall deliver notice of same to the trustee and the escrow agent =and the Note holders within two business days following the APA Outside Date. During the 30-day period following delivery of such notice, each Note holder shall have the right, at such holder’s option, to require the Company to repurchase for cash all (and not less than all) of such holder’s Notes for an amount equal to the greater of (i) 100.50% of the aggregate principal amount of all of the Notes held by such holder and (ii) 100.50% of an amount equal to (a) the number of shares of Common Stock issuable upon conversion of the Notes based on the then-applicable conversion rate, multiplied by (b) the daily volume-weighted average price of the Common Stock for the five trading days ending on, and including, the trading day immediately preceding the applicable date of determination, plus, in each case, accrued and unpaid interest on the Notes.

The Company may not redeem the Notes prior to the second anniversary of the first issuance date of the Notes. The Company may redeem for cash all or any portion of the Notes, at its option, subject to the conditions and requirements of the Indenture, (i) on or after the second anniversary of the first issuance date of the Notes and prior to the maturity date, if the last reported sale price of the Common Stock has been at least 150% of the conversion price for the Notes then in effect for at least 20 trading days during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. No sinking fund is provided for the Notes.

If the Company undergoes a fundamental change (as defined in the Indenture), then, subject to certain conditions and except as described in the Indenture, holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date.

The Indenture includes customary covenants and sets forth certain events of default after which the Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the Notes become automatically due and payable. The following events are considered “events of default” under the Indenture:

●	default in any payment of interest on any Note when due and payable and the default continues for a period of 30 days;

●	default in the payment of principal of any Note when due and payable at its stated maturity, upon optional redemption, upon any required repurchase, upon declaration of acceleration or otherwise;

●	failure by the Company to comply with its obligation to convert the Notes in accordance with the Indenture upon exercise of a holder’s conversion right, and such failure continues for five business days;

●	failure by the Company to comply with its obligation to convert the Notes in accordance with the Indenture (including any failure by the Company to deliver the conversion obligation or settlement amount required in accordance with the Indenture) upon exercise of a Note holder’s conversion right and such failure continues for five business days;

●	failure by the Company to give a fundamental change notice or notice of a make-whole fundamental change, and such failure continues for five business days;

●	failure by the Company to comply with its obligations in respect of any consolidation, merger or sale of assets;

●	failure by the Company to comply with any of the other agreements in the Indenture or the Notes for 60 days after receipt of written notice of such failure from the trustee or the holders of at least 25% in principal amount of the Notes then outstanding;

●	default by the Company or any significant subsidiary of the Company with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness with a principal amount in excess of $10,000,000 (or its foreign currency equivalent) in the aggregate of the Company and/or any such significant subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable prior to its stated maturity date or (ii) constituting a failure to pay the principal of any such debt when due and payable (after the expiration of all applicable grace periods) at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, and in the cases of clauses (i) and (ii), such acceleration shall not have been rescinded or annulled or such failure to pay or default shall not have been cured or waived, or such indebtedness is not paid or discharged, as the case may be, within 45 days after written notice to the Company by the trustee or to the Company and the trustee by holders of at least 25% in aggregate principal amount of Notes then outstanding in accordance with this Indenture;

●	certain events of bankruptcy, insolvency or reorganization of the Company or any of the Company’s significant subsidiaries; and

●	a final judgment or judgments for the payment of $10,000,000 (or its foreign currency equivalent) or more (excluding any amounts covered by insurance) in the aggregate rendered against the Company or any significant subsidiary, which judgment is not discharged, bonded, paid, waived or stayed within 60 days after (i) the date on which the right to appeal thereof has expired if no such appeal has commenced, or (ii) the date on which all rights to appeal have been extinguished.

If certain bankruptcy and insolvency-related events of default occur with respect to the Company, the principal of, and accrued and unpaid interest, if any, on, all of the Notes then outstanding shall automatically become due and payable. If an event of default with respect to the Notes, other than certain bankruptcy and insolvency-related events of default with respect to the Company, occurs and is continuing, the trustee, by notice to the Company, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the trustee, may declare 100% of the principal of, and accrued and unpaid special interest, if any, on, all the outstanding Notes to be due and payable. Notwithstanding the foregoing, the Indenture provides that, to the extent the Company so elects, the sole remedy for an event of default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture will, for the first 365 days after the occurrence of such an event of default, consist exclusively of the right to receive additional interest on the Notes.

The Indenture provides that the Company shall not, and shall not permit any subsidiary, to incur any indebtedness that ranks senior to the Notes and that is secured by a perfected first priority security interests in the assets of the Company or any of its subsidiaries; provided, however, the Company and its subsidiaries may incur or issue: (a) any Indebtedness that is authorized by holders of at least 51% in aggregate principal amount of Notes then outstanding in accordance with the Indenture; and (b) for the avoidance of doubt, any securitization financings that may be completed from time to time by the Company and/or its subsidiaries.

The Indenture provides that the Company shall not consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of the consolidated properties and assets of the Company and its subsidiaries, taken as a whole, to, another person (other than any such sale, conveyance, transfer or lease to one or more of the Company’s direct or indirect wholly owned subsidiaries), unless: (i) the resulting, surviving or transferee person (if not the Company) is a “qualified successor entity” (as defined in the Indenture) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, and such corporation (if not the Company) expressly assumes by supplemental indenture all of the Company’s obligations under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no default or event of default has occurred and is continuing under the Indenture.

A copy of the form of Indenture is attached hereto as Exhibit 4.1 (including the form of the Notes attached hereto as Exhibit 4.2) and is incorporated herein by reference (and this description is qualified in its entirety by reference to such document).

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

The Company will issue the Notes in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

The Notes and the shares of Common Stock issuable upon conversion of the Notes, if any, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

To the extent that any shares of Common Stock are issued upon conversion of the Notes, they will be issued in transactions anticipated to be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof because no commission or other remuneration is expected to be paid in connection with conversion of the Notes and any resulting issuance of shares of Common Stock. Initially, a maximum of 30,701,753 shares of the Company’s Common Stock may be issued upon conversion of the Notes (including the Remaining Notes) based on the initial maximum conversion rate of 584.7953 shares of Common Stock per $1,000 principal amount of Notes, which is subject to customary anti-dilution adjustment provisions.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description
4.1	Form of Indenture between Complete Solaria, Inc. and U.S. Bank Trust Company, National Association
4.2	Form of Note
10.1	Form of Note Purchase Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Complete Solaria, Inc.

Dated: September 12, 2024

	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer